Exhibit 99.1

Namib Minerals – Operational Update

November 14, 2025

NEW YORK, Nov. 14, 2025 (GLOBE NEWSWIRE) -- Namib Minerals (Nasdaq: NAMM) (“Namib Minerals” or the “Company”) today provided an operational update on its recent conclusion of an agreement with Bitumen World Mining (“BW”) for the treatment of sands at How Mine.

The Company is pleased to announce that it has entered into a new strategic partnership with BW Mining, a reputable mining and civil works contractor, for the retreatment of sands at How Mine in Zimbabwe. How Mine holds a surface sands resource of 213 Koz of Gold in the Inferred Resource category, as set out in the Company’s SK-1300 Report.

BW Mining has mobilized equipment on site and commenced preparatory work, to begin the initial phase of the testing of sands. Upon successful completion of testing, the Company expects to capitalize on firm gold prices, leveraging the proven competencies and operational capacity of BW Mining to efficiently extract gold from the How Mine sands.

The project is intended to increase overall EBITDA and extract additional value from existing resources, positioning the Company to deliver stronger returns to shareholders. However, such expectations are subject to the completion of the testing phase along with various assumptions, risks and uncertainties, including market conditions, many of which are beyond the Company’s control.

This partnership serves as a complementary initiative to Namib Minerals’ ongoing capital projects, which remain focused on delivering higher-return opportunities and long-term value across the portfolio.

Commencement of sand treatment works by Bitumen World Mining (BW)

Forward-Looking Statements

This update includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, our management team’s expectations concerning the sands project partnership with BW Mining. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, (i) market risks, including the price of gold; (ii) the inability to maintain the listing of Namib Minerals’ securities on Nasdaq; (iv) the inability to remediate the identified material weaknesses in the Company’s internal control over financial reporting, which, if not corrected, could adversely affect the reliability of Namib Minerals’ financial reporting. We caution you against placing undue reliance on forward-looking statements.

Contacts:

Investor Relations:
IR@namibminerals.com

Lamiaa Maniar
VP of Communications
lmaniar@namibminerals.com

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/f17540ab-2cc4-4fb0-b424-5ee1e6a54508

Source: Namib Minerals

How Mine Sands

How Mine Sands